UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Magic Software Enterprises Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

Matrix IT Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares, NIS 0.01 par value
(Title of Class of Subject Securities)

559166 10 3
(CUSIP Number of Class of Securities (if applicable))

Yifat Givol, Adv. Head of Legal Department and Corporate Secretary 3 Atir Yeda Kfar Saba 4464303 Israel Tel: +972 9 9598810
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of the Filer)
Copies to: Nir Dash, Adv. Herzog Fox Ne'eman Yitzhak Sadeh 6 Tel Aviv, Israel Telephone: +972 3 692 2020

December 4, 2025
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	English translation of Shelf Offer Report of Matrix IT Ltd. (“Matrix”), filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on December 3, 2025.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number
99.2	English translation of Shelf Prospectus of Matrix, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on July 17, 2025.
99.3	English translation of Articles of Association of Matrix.
99.4	English translation of Quarterly Financial Statements for Q2 2025, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on August 12, 2025.
99.5	English translation of Corporate Liabilities by Maturity as of June 30, 2025, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on August 12, 2025.
99.6	English translation of Investor Presentation related to Financial Results as of June 30, 2025, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on August 12, 2025.
99.7	English translation of Cash Dividend Distribution, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on August 12, 2025.
99.8	English translation of Quarterly Financial Statements for Q3 2025, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on November 12, 2025.
99.9	English translation of Cash Dividend Distribution, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on November 12, 2025.
99.10	English translation of Corporate Liabilities by Maturity as of September 30, 2025, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on November 12, 2025.
99.11	English translation of Immediate Report on the Convening of a General Meeting for December 17, 2025 regarding Approval of Director Reappointments, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on November 12, 2025.
99.12	English translation of Immediate Report regarding a related party transaction (Chairman compensation), filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on November 12, 2025.
99.13	English translation of Investor Presentation related to Financial Results as of September 30, 2025, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on August 12, 2025.
99.14	English translation of Annual Financial Statements for Fiscal Year 2024, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on March 11, 2025.

PART III - CONSENT TO SERVICE OF PROCESS

Matrix IT Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 4, 2025.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matrix IT Ltd.

/s/ Nevo Brenner
Name:	Nevo Brenner
Title:	Chief Financial Officer

Date: December 4, 2025